August 9, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Mellissa Campbell Duru, Esq., Office of Mergers & Acquisitions

Re:	Dolby Laboratories, Inc.
Schedule TO-I
Filed July 16, 2012, as Amended
File No. 5-80595

Ladies and Gentlemen:

Dolby Laboratories, Inc. (the “Company”) submits this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission telephonically on August 9, 2012, relating to the Company’s Schedule TO-I filed July 16, 2012, as amended pursuant to an Amendment No. 1 to Schedule TO dated August 8, 2012 .

For your convenience, we have recited the questions posed by the Staff in italicized, bold type and have followed the questions with the Company’s response.

Questions:

Persons who have not received notice of a transfer to an eligible country as of the start of the offer and who are not in fact working in one of the eligible countries as of the expiration date of the offer and the restricted stock unit grant date are excluded from participating in the offer. Please confirm that following the start of the offer, no person has received notice of transfer to an eligible country and is in fact working (or will be working) in one of the eligible countries as of the expiration date of the offer and the restricted stock unit grant date.

Response:

We respectfully advise the Staff that following the start of the offer, no person has received notice of transfer to an eligible country and is in fact working (or will be working) in one of the eligible countries as of the expiration date of the offer and the restricted stock unit grant date.

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Securities and Exchange Commission

August 9, 2012

Please direct your questions or comments regarding our responses to the undersigned at (415) 645-5124. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (415) 645-4124, as well as to Mark B. Baudler of Wilson Sonsini Goodrich & Rosati, our external legal counsel, at (650) 493-6811. Thank you for your assistance.

Sincerely,

DOLBY LABORATORIES, INC.

/s/ Andy Sherman

Andy Sherman, Esq.

Executive Vice President, General Counsel and Secretary

cc:	Mark B. Baudler, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation